

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2012

Via E-mail
Mr. Christopher Lindop
Chief Financial Officer
Haemonetics Corporation
400 Wood Road
Braintree, Massachusetts 02184-9114

     RE: **Haemonetics Corporation**
          Form 10-K for the fiscal year ended April 2, 2011
          Filed May 26, 2011
          File No. 001-14041

Dear Mr. Lindop:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Martin James

     Martin James
     Senior Assistant Chief Accountant